Exhibit 99.1

Mr Justin Levis
ISS
20850 King Farm Boulevard
Rockville
MD 20850

11 July 2013

ICON plc Annual General Meeting (AGM)

Dear Justin

Thank you for your engagement in relation to the ISS report on our upcoming AGM.

As discussed, ICON feels that resolutions 4 and 5 (which are linked and related resolutions) included in our proxy (the ability to issue shares and also to disapply offer round when shares are issued) are reasonable taking into account of ICON’s status as a solely NASDAQ listed company.  However, as the ISS report notes concerns in relation to these resolutions and recommends a no vote on each, this letter is intended to give additional context in relation to the resolutions.

In relation to resolution 5 (disapplication of statutory pre-emption rights), I can confirm that ICON plc does not currently intend to issue more than 5% of its issued share capital as at 11th June 2013 (being the date used in our proxy for the calculation of the cap in resolution 5) in any year of the 5 year authority without offering shares to existing shareholders on a pro rata basis.

If you have any questions, please do not hesitate to contact me.

Regards

Diarmaid Cunningham
General Counsel & Company Secretary
ICON plc